

12010529

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

FEB 29 2012

Washington 123 DC

SEC FILE NUMBER
8- 66481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2011__ AND ENDING __DECEMBER 31, 2011__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Universal Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 MEXICO ST

(No. and Street)

SAN JUAN   PR   00918

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE C BENITEZ   (787) 706-7339

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE, LLP.

(Name – *if individual, state last, first, middle name*)

305 CHARDON AVE., SUITE 700   SAN JUAN,   PR   00918

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____JOSE C BENITEZ_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____UNIVERSAL FINANCIAL SERVICES, INC._____ , as of _____DECEMBER 31_____ , 20 _11_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Universal Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Financial Services, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management and was derived from and relate directly to the underlying accounting and other records used to prepare the basic financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 24, 2012

Stamp No. E18523
affixed to original.

Member of
Deloitte Touche Tohmatsu

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH	$ 278,750
ACCOUNTS RECEIVABLE	1,056
DUE FROM AFFILIATES — Net	27,245
PREPAID EXPENSES AND OTHER ASSETS	7,309
TOTAL	$ 314,360

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
Accounts payable and accrued liabilities	$ 29,435
Income tax payable	19,003
Due to affiliates	171
Total liabilities	48,609

COMMITMENTS AND CONTINGENCIES (Note7)

STOCKHOLDER'S EQUITY:
Common stock, $10 par value; authorized 100,000 shares; issued and outstanding 10,000 shares	100,000
Additional paid-in capital	110,000
Retained earnings	55,751
Total stockholder's equity	265,751
TOTAL	$ 314,360

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Commissions	$	80,165
Investment advisory fees		163,934
Interest		249
Total revenues		244,348
EXPENSES:		
Commissions		40,507
Occupancy		2,051
Administrative service fees		72,000
Professional services		23,332
Other		13,186
Total expenses		151,076
INCOME BEFORE PROVISION FOR INCOME TAXES		93,272
PROVISION FOR INCOME TAXES:		
Current		19,059
Deferred		6,996
Total provision for income taxes		26,055
NET INCOME	$	67,217

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE — December 31, 2010	$ 100,000	$ 110,000	$ (11,466)	$ 198,534
Net income			67,217	67,217
BALANCE — December 31, 2011	$ 100,000	$ 110,000	$ 55,751	$ 265,751

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 67,217
Reconciliation of net income to net cash provided by operating activities:	
Provision for income taxes — deferred	6,996
Changes in operating assets and liabilities:	
Decrease in accounts receivable	2,849
Increase in due from affiliates	(17,142)
Increase in prepaid expenses and other assets	(3,430)
Decrease in accounts payable and accrued liabilities	(11,707)
Increase in income tax payable	19,003
Net cash provided by operating activities and net change in cash	63,786
CASH — Beginning of year	214,964
CASH — End of year	$ 278,750

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. **REPORTING ENTITY**

   Universal Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Universal Group, Inc. (the "Parent Company"). The Company was created to assist Universal Life Insurance Company ("Universal Life"), an affiliated entity, in its efforts to issue variable annuities, which the Company offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

   The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(1) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Accounting Principles — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

   Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Recognition of Revenue and Expenses — Investment advisory fees are earned as services are provided and are determined on the basis of the average daily net asset value of the underlying investments. Commission income and expense are recorded on a trade date basis as customers' securities transactions occur. Administrative and other expenses are recognized as incurred.

   Allowance for Bad Debts — An allowance for bad debts is established to provide for probable losses inherent in receivables. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that an allowance for bad debts was not necessary at December 31, 2011, as the risk of loss is not significant.

Income Taxes — The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

Subsequent Events — Management has evaluated subsequent events up to February 24, 2012, the date the financial statements were issued.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2011, the Company's net capital, as defined, of $230,141 was $205,141 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .21 to 1.

4. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2011, consist of the following:

Commissions	$ 1,035
Other	21
Total	$ 1,056

5. RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with affiliated companies. The statement of financial condition as of December 31, 2011, includes a due from Universal Life of $33,295 and a due to Universal Life of $6,050. In addition, during the year ended December 31, 2011, the Company was allocated expenses from affiliates for rent amounting to $2,051 and administrative services amounting to $72,000. Rent payable to affiliate amounted to $171 as of December 31, 2011, and is presented as due to affiliates in the accompanying statement of financial condition.

The Company entered into an agreement on March 1, 2007, with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2011, amounted to $163,934. As of December 31, 2011, investment advisory fees due from Universal Life amounted to $14,723 and are included as part of the amount due from affiliates in the accompanying statement of financial condition.

The Company also entered into an agreement on March 1, 2007, with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2011, amounted to $44,005.

As of December 31, 2011, commission receivable due from Universal Life amounted to $18,572 and is included as part of the amount due from affiliates in the accompanying statement of financial condition.

6. **INCOME TAXES**

On January 31, 2011, a new Puerto Rico Income Tax Code (the "2011 Tax Code") was enacted. Among other changes, the 2011 Tax Code reduces the maximum statutory corporate income tax rate from 39% to 30% and the alternative minimum tax rate from 22% to 20%. The 2011 Tax Code also repealed the temporary surcharge of 5% that was applicable to the Company's 2012 tax year. These changes are effective for periods commencing after December 31, 2010. The effect of changes in enacted tax rates in the deferred income tax provision resulting from the 2011 Tax Code amounted to approximately $2,700 for the year ended December 31, 2011.

For the year ended December 31, 2011, the current income tax provision amounted to $19,059. Deferred income tax provision amounted to $6,996 as a result of a realization of the tax benefit from the remaining net operating loss carryforward.

As of December 31, 2011, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2007 to 2011, until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

7. **COMMITMENTS AND CONTINGENCIES**

At December 31, 2011, the Company has an obligation under a noncancelable office space lease with the Parent Company, which expires on October 31, 2012. The lease agreement may be automatically renewed for additional one-year periods. Future lease payments under the lease agreement amount to approximately $1,700 for 2012. The lease expense for the year ended December 31, 2011, was $2,051.

The Company is subject to claims and assessments incidental to its normal business activities. In the opinion of management, which is based on the advice of legal counsel, there are no claims or assessments that could have a material adverse effect on the Company's financial position or results or operations.

* * * * * *

SUPPLEMENTAL SCHEDULE

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

Computation of Net Capital

Total stockholder's equity from statement of financial condition		$ 265,751
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		265,751
Add: Allowable subordinated liabilities		
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		265,751
Deductions and/or charges:		
Total nonallowable assets	$ 35,610	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	-	35,610
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		230,141
Haircuts on securities		-
Net capital		$ 230,141

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 3,241
Minimum dollar requirement	$ 25,000
Net capital requirement (greater of two amounts above)	$ 25,000
Net capital	$ 230,141
Excess net capital	$ 205,141
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 225,280

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 48,609
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 48,609
Ratio: Aggregate indebtedness to net capital	21 to 1

Note: No material difference exists between the Computation of Net Capital above
and the corresponding schedules in the Company's unaudited December 31, 2011,
Form X-17A-5, Part II-A filing, as amended on February 24, 2012.

Schedule of Nonallowable Assets

Accounts receivable from affiliates	$ 27,245
Other unsecured receivables	1,056
Prepaid expenses and other assets	7,309
Total nonallowable assets	$ 35,610

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 24, 2012

Universal Financial Services, Inc.
PO Box 71338
San Juan, PR 00936-8438

In planning and performing our audit of the financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. E18524
affixed to original.

Universal Financial Services, Inc.

(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2011, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934